Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2007
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
July 31, 2007	BY:	/s/ Seiji Enami
Seiji Enami
Senior Vice President, Director and CFO, General Manager of Finance and Accounting Department

SIGNATURES

Press release regarding TDK’s Consolidated business results for the 1st quarter of fiscal year 2008
Summary
1) Analysis of Business Results
2) Fiscal 2008 Consolidated Projections
3) Financial Position
4) Balance sheets
5) Statements of income
6) Statements of stockholders’ equity
7) Statements of cash flows
8) Segment Information
9) Supplementary Information

TDK Corporation
July 31, 2007

Contact;
TDK Corporation(Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102
Consolidated results (U.S. GAAP) for the 1st quarter of FY March 2008
Summary (April 1, 2007 - June 30, 2007)

Term	1Q of FY2007		1Q of FY2008			Change
	(April 1, 2006 - June 30, 2006)		(April 1, 2007 - June 30, 2007)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	203,640	100.0	206,699	100.0	1,680,480	3,059	1.5
Operating income	18,015	8.8	16,129	7.8	131,130	(1,886)	-10.5
Income before income taxes	17,949	8.8	20,181	9.8	164,073	2,232	12.4
Net income	13,276	6.5	16,022	7.8	130,260	2,746	20.7

Total assets	915,632	—	981,784	—	7,981,984	66,152
Total stockholders’ equity	704,123	—	749,251	—	6,091,472	45,128

Per common share :
Net income / Basic	Yen 100.36		Yen 122.07		U.S.$ 0.99
Net income / Diluted	Yen 100.25		Yen 121.90		U.S.$ 0.99
Stockholders’ equity	Yen 5,321.60		Yen 5,810.72		U.S.$ 47.24

Capital expenditures	16,093	—	22,170	—	180,244	6,077	37.8
Depreciation and amortization	15,115	7.4	16,153	7.8	131,325	1,038	6.9
Research and development	11,448	5.6	13,558	6.6	110,228	2,110	18.4
Result of financial income	1,250	—	2,412	—	19,610	1,162	93.0
Ratio of overseas production	64.0%	—	67.2%	—	—
Number of employees	56,381	—	52,640	—	—

Average rate for the period
US$=Yen	Yen 114.50		Yen 120.82
Euro=Yen	Yen 143.82		Yen 162.75

(Sales breakdown)

Term	1Q of FY2007		1Q of FY2008			Change
	(April 1, 2006 - June 30, 2006)		(April 1, 2007 - June 30, 2007)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components	180,131	88.5	185,446	89.7	1,507,691	5,315	3.0
Electronic materials	47,666	23.4	49,703	24.0	404,089	2,037	4.3
Electronic devices	46,351	22.8	49,981	24.2	406,350	3,630	7.8
Recording devices	73,788	36.2	70,416	34.1	572,488	(3,372)	-4.6
Other electronic components	12,326	6.1	15,346	7.4	124,764	3,020	24.5
Recording media	23,509	11.5	21,253	10.3	172,789	(2,256)	-9.6
Total sales	203,640	100.0	206,699	100.0	1,680,480	3,059	1.5
Overseas sales	162,659	79.9	167,756	81.2	1,363,870	5,097	3.1

Notes:
     1. Above results are unaudited by independent accountant.
     2. U.S.$1=Yen 123, for convenience only.

TDK Corporation Consolidated 1Q of FY March 2008(U.S. GAAP)
1) Analysis of Business Results
Consolidated results for the first quarter of fiscal 2008, the three-month period from April 1, 2007 to June 30, 2007, were as follows:
The first quarter of fiscal 2008 in the electronics market, which has a large bearing on the TDK Group’s performance, saw year-on-year increases in production of mobile phones, notebook PCs and flat-screen TVs. This growth, together with an increase in the number of electronic components in finished products driven by their increasing sophistication and features, led to higher demand for electronic components. The increasing use of electronics in automobiles also lifted demand for electronic components.
TDK posted consolidated net sales of ¥206,699 million (U.S.$1,680,480 thousand), up 1.5% year on year from ¥203,640 million. Operating income declined 10.5% from ¥18,015 million to ¥16,129 million (U.S.$131,130 thousand). Income before income taxes increased 12.4% from ¥17,949 million to ¥20,181 million (U.S.$164,073 thousand). Net income climbed 20.7% from ¥13,276 million to ¥16,022 million (U.S.$130,260 thousand). Basic net income per common share was ¥122.07 (U.S.$0.99), up from ¥100.36.
Average first-quarter yen exchange rates for the U.S. dollar and euro were ¥120.82 and ¥162.75, respectively, as the yen depreciated 5.5% versus the U.S. dollar and 13.2% against the euro, compared with the first quarter (April 1 to June 30) of the previous fiscal year. This raised net sales by approximately ¥10.2 billion and operating income by approximately ¥3.0 billion.
(Sales by Segment)
TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment. The following is a summary of sales by segment.
(1) Electronic materials and components segment
This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) other electronic components.
Segment net sales rose 3.0% from ¥180,131 million to ¥185,446 million (U.S.$1,507,691 thousand), while segment operating income declined 10.4% to ¥17,612 million (U.S.$143,187 thousand), from ¥19,653 million.
Sector sales of TDK’s electronic materials and components were as follows.

TDK Corporation Consolidated 1Q of FY March 2008(U.S. GAAP)
(1-1) Electronic materials
This sector is broken down into two product categories: capacitors and ferrite cores and magnets.
Sales in the electronic materials sector rose 4.3% from ¥47,666 million to ¥49,703 million (U.S.$404,089 thousand).
[Capacitors] Sales increased year on year, the result of strong sales of multilayer ceramic chip capacitors, the main product in the capacitors category, particularly for notebook PCs and LCD panels.
[Ferrite cores and magnets] Sales of ferrite cores and magnets decreased year on year. Sales of magnets rose slightly, while ferrite core sales decreased in line with the termination of some products.
(1-2) Electronic devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector increased 7.8% from ¥46,351 million to ¥49,981 million (U.S.$406,350 thousand).
[Inductive devices] Sales of inductive devices increased year on year, mainly as a result of higher sales of thin-film common-mode filters for notebook PCs and mobile phones, and of power line coils used in LCD panels and HDDs.
[High-frequency components] Sales of high-frequency components increased year on year, the result mainly of higher sales of wireless LAN components.
[Other products] Sales of other products rose year on year. Although sales of sensors and actuators declined due to customer production cutbacks and lower sales prices, this was outweighed by higher sales of power supplies.
(1-3) Recording devices
This sector has two product categories: HDD heads and other heads.
Sector sales declined 4.6% from ¥73,788 million to ¥70,416 million (U.S.$572,488 thousand).
[HDD heads] Sales decreased year on year. TDK’s HDD head sales volume increased on the back of higher unit production of HDDs, which was driven by demand for HDDs for use in PCs as well as expanding applications in other consumer electronics. However, discounting pressure on HDD heads stemming from competition for market share among HDD manufacturers hurt results, leading to the overall decrease in sales.
[Other heads] Sales of other heads declined year on year.
(1-4) Other electronic components
This sector includes all other products of the electronic materials and components segment other than those in the three sectors above. These products include organic EL displays, anechoic chambers and mechatronics (production equipment). Sector sales climbed 24.5% from ¥12,326 million to ¥15,346 million (U.S.$124,764 thousand). This was the result of higher sales of anechoic chambers, mechatronics and other new products.

TDK Corporation Consolidated 1Q of FY March 2008(U.S. GAAP)
(2) Recording media segment
This segment has three product categories: audiotapes and videotapes, optical media and other products.
Segment sales decreased 9.6% from ¥23,509 million to ¥21,253 million (U.S.$172,789 thousand). The segment recorded an operating loss of ¥1,483 million (U.S.$12,057 thousand), a ¥155 million improvement on the operating loss of ¥1,638 million recorded in the first quarter of fiscal 2007.
[Audiotapes and videotapes] Sales of audiotapes and videotapes declined year on year. The single largest reason is that while TDK maintained a high market share, demand is falling for these products as a whole.
[Optical media] Sales of optical media rose slightly year on year as higher sales volumes compensated for a fall in unit prices of CD-Rs and DVDs.
[Other products] Sales of other products decreased year on year, the result mainly of a fall in sales of accessory and other products.
(Sales by Region)
Detailed sales by region can be found in the segment information on page 13 of the consolidated results.
[Japan] Sales decreased overall, with sales declining in all product sectors, except other electronic components.
[Americas] Sales edged up on a slight increase in sales of electronic materials and electronic devices and higher sales of other electronic components.
[Europe] Sales decreased due to lower sales in the other electronic components sector and recording media segment.
[Asia (excluding Japan) and other areas] Sales rose overall on the back of higher sales in electronic materials, electronic devices and other electronic components.
The overall result was a 3.1% increase in overseas sales year on year from ¥162,659 million to ¥167,756 million (U.S.$1,363,870 thousand). Overseas sales accounted for 81.2% of consolidated net sales, a 1.3 percentage point increase from 79.9% one year earlier.
2) Fiscal 2008 Consolidated Projections
TDK’s projections for consolidated operating results, capital expenditures, depreciation and amortization, and research and development expenses for fiscal 2008, the year ending March 31, 2008, are as follows.
[Consolidated Projections for Fiscal 2008]

Term	July 2007				May 2007
	Announcement		Change from	% change from	Announcement
	FY2008	FY2007 (Actual)	FY2007	FY2007	FY2008
	(Forecasts)	(¥ millions)	(¥ millions)		(Forecasts)
Item	(¥ millions)				(¥ millions)

Net sales	865,000	862,025	2,975	0.3	865,000
Operating income	90,000	79,590	10,410	13.1	90,000
Income before income taxes	96,000	88,665	7,335	8.3	96,000
Net income	72,000	70,125	1,875	2.7	72,000

TDK Corporation Consolidated 1Q of FY March 2008(U.S. GAAP)
[Projections for Capital Expenditures, Depreciation and Amortization, and Research and Development Expenses]
(¥ millions)

Term	FY2008		FY2007
	(Forecasts)		(Actual)
Item	Amount	% of sales	Amount	% of sales

Capital expenditures	75,000	—	70,440	—

Depreciation and amortization	70,000	8.1	65,337	7.6

Research and development expenses	53,000	6.1	50,058	5.8

(Notes)
(Projections for main products are as follows:)
Electronic Materials and Electronic Devices
Sales are expected to rise year on year, supported by higher demand for main digital home appliances, which create demand for these products. In particular, TDK anticipates rising demand for flat-screen TVs, mobile phones, digital cameras and PCs to stimulate demand for these materials and devices.
Recording Devices
HDD heads, the major product in the recording devices sector, are forecast to see continued growth in overall demand (volume). However, there is also expected to be increased pricing pressure on HDD heads due to intense price-based competition in the HDD sector.
Recording Media
Demand for existing analog audiotapes and videotapes is expected to continue falling, while demand for optical media and LTO*-standard tape-based data storage media is projected to increase. Furthermore, TDK’s projections are premised on the transfer of the recording media sales business for TDK brand products to U.S. company Imation Corporation, as announced on April 19 this year, taking place in the second half of the second quarter of fiscal 2008.
* Linear Tape-Open, LTO, LTO Logo, Ultrium and Ultrium Logo are trademarks of Hewlett-Packard Company, IBM Corporation and Quantum Corporation in the US, other Countries or both.
(Exchange Rate Forecast)
An average yen-U.S. dollar exchange rate of ¥110 is assumed from the second quarter of fiscal 2008.
Cautionary Statements with Respect to Forward-Looking Statements
     This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies (TDK Group). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material except as provided for in laws and ordinances.
     The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.

TDK Corporation Consolidated 1Q of FY March 2008(U.S. GAAP)
(3) Financial Position
(3-1) The following table summarizes TDK’s consolidated balance sheet at June 30, 2007, compared with March 31, 2007.

Total assets	¥981,784 million	(0.8% decrease)
Total stockholders’ equity	¥749,251 million	(1.8% decrease)
Stockholders’ equity ratio	76.3%	0.8 percentage point decrease
At June 30, 2007, cash and cash equivalents were ¥55,074 million lower than at March 31, 2007. However, short-term investments rose ¥14,170 million, and there were increases in net trade receivables of ¥3,102 million, inventories of ¥13,468 million, net property, plant and equipment of ¥8,219 million, and investments in securities of ¥3,077 million. As a result of these and other changes, total assets decreased ¥7,520 million compared with March 31, 2007.
Total liabilities increased ¥5,325 million, mainly reflecting increases in trade payables of ¥7,287 million and in other current liabilities of ¥2,701 million and a decrease of ¥3,934 million in income taxes payable.
Total stockholders’ equity decreased ¥13,461 million compared with March 31, 2007. A ¥38,171 million decrease in treasury stock due to the repurchase of the Company’s own shares to improve capital efficiency and further raise the level of stockholder returns was the main reason. On the other hand, there was a ¥7,809 million increase in retained earnings and a ¥16,910 million decrease in accumulated other comprehensive loss.
(3-2) Cash Flows
(¥ millions)

	FY2007 1Q	FY2008 1Q	Change

Net cash provided by operating activities	30,575	22,278	(8,297)

Net cash used in investing activities	(16,477)	(38,512)	(22,035)

Net cash used in financing activities	(8,576)	(46,888)	(38,312)

Effect of exchange rate changes on cash and cash equivalents	(1,814)	8,048	9,862

Net increase (decrease) in cash and cash equivalents	3,708	(55,074)	(58,782)

Cash and cash equivalents at beginning of period	239,017	289,169	50,152

Cash and cash equivalents at end of period	242,725	234,095	(8,630)

Operating activities provided net cash of ¥22,278 million (U.S.$181,122 thousand), a year-on-year decrease of ¥8,297 million. Net income increased ¥2,746 million to ¥16,022 million (U.S.$130,260 thousand) and depreciation and amortization increased ¥1,038 million to ¥16,153 million (U.S.$131,325 thousand). In changes in assets and liabilities, trade receivables increased ¥7,459 million, inventories increased ¥7,076 million and accrued expenses increased ¥2,877 million.
Investing activities used net cash of ¥38,512 million (U.S.$313,106 thousand), ¥22,035 million more than a year earlier. Capital expenditures increased ¥6,077 million to ¥22,170 million (U.S.$180,244 thousand). In addition, there was an ¥18,853 million cash outflow for the purchase of short-term investments.

TDK Corporation Consolidated 1Q of FY March 2008(U.S. GAAP)
Financing activities used net cash of ¥46,888 million (U.S.$381,203 thousand), ¥38,312 million more than a year earlier. This mainly reflected a ¥39,228 million increase in cash paid to acquire the Company’s own shares, with the aim of improving capital efficiency and further raising the level of stockholder returns.

TDK Corporation Consolidated 1Q of FY March 2008(U.S. GAAP)
4)	Balance sheets

ASSETS
						Change from			Change from
Term	As of June 30, 2006		As of June 30, 2007			June 30,	As of March 31, 2007		March 31,
						2006			2007
	(Yen	%	(Yen	%	(U.S.$	(Yen	(Yen	%	(Yen
Item	millions)		millions)		thousands)	millions)	millions)		millions)

Current assets	560,298	61.2	594,105	60.5	4,830,122	33,807	615,370	62.2	(21,265)
Cash and cash equivalents	242,725		234,095		1,903,211	(8,630)	289,169		(55,074)
Short-term investments	—		25,241		205,211	25,241	11,071		14,170
Marketable securities	55		1,078		8,765	1,023	1,063		15
Net trade receivables	176,705		181,416		1,474,927	4,711	178,314		3,102
Inventories	91,505		103,257		839,488	11,752	89,789		13,468
Other current assets	49,308		49,018		398,521	(290)	45,964		3,054

Noncurrent assets	355,334	38.8	387,679	39.5	3,151,862	32,345	373,934	37.8	13,745
Investments in securities	29,287		35,718		290,390	6,431	32,641		3,077
Net property, plant and equipment	242,151		254,922		2,072,537	12,771	246,703		8,219
Other assets	83,896		97,039		788,935	13,143	94,590		2,449

TOTAL	915,632	100.0	981,784	100.0	7,981,984	66,152	989,304	100.0	(7,520)

LIABILITIES AND STOCKHOLDERS’ EQUITY
						Change from			Change from
Term	As of June 30, 2006		As of June 30, 2007			June 30,	As of March 31, 2007		March 31,
						2006			2007
	(Yen	%	(Yen	%	(U.S.$	(Yen	(Yen	%	(Yen
Item	millions)		millions)		thousands)	millions)	millions)		millions)

Current liabilities	161,015	17.6	169,231	17.2	1,375,862	8,216	165,540	16.7	3,691
Short-term debt	2,278		2,689		21,862	411	3,013		(324)
Current installments of long-term debt	1,950		530		4,309	(1,420)	514		16
Trade payables	85,860		89,058		724,049	3,198	81,771		7,287
Accrued expenses	55,367		59,062		480,179	3,695	61,117		(2,055)
Income taxes payables	7,093		9,311		75,699	2,218	13,245		(3,934)
Other current liabilities	8,467		8,581		69,764	114	5,880		2,701

Noncurrent liabilities	37,829	4.1	48,483	5.0	394,171	10,654	46,849	4.8	1,634
Long-term debt, excluding current installments	380		501		4,073	121	532		(31)
Retirement and severance benefits	25,733		32,605		265,081	6,872	32,290		315
Deferred income taxes	6,064		7,920		64,390	1,856	7,526		394
Other noncurrent liabilities	5,652		7,457		60,626	1,805	6,501		956
Total liabilities	198,844	21.7	217,714	22.2	1,770,033	18,870	212,389	21.5	5,325

Minority interests	12,665	1.4	14,819	1.5	120,479	2,154	14,203	1.4	616

Common stock	32,641		32,641		265,374	—	32,641		—
Additional paid-in capital	63,329		63,706		517,935	377	63,695		11
Legal reserve	18,028		18,824		153,041	796	18,844		(20)
Retained earnings	624,339		679,159		5,521,618	54,820	671,350		7,809
Accumulated other comprehensive income (loss)	(27,298)		(936)		(7,610)	26,362	(17,846)		16,910
Treasury stock	(6,916)		(44,143)		(358,886)	(37,227)	(5,972)		(38,171)
Total stockholders’ equity	704,123	76.9	749,251	76.3	6,091,472	45,128	762,712	77.1	(13,461)

TOTAL	915,632	100.0	981,784	100.0	7,981,984	66,152	989,304	100.0	(7,520)
NOTES:

1.	Above balance sheets is unaudited by independent accountant.

2.	U.S.$1=Yen 123, for convenience only.

TDK Corporation Consolidated 1Q of FY March 2008(U.S. GAAP)
5)	Statement of income

Term	1Q of FY2007		1Q of FY2008					FY2007
	(April 1, 2006 -		(April 1, 2007 -			Change		(April 1, 2006 -
	June 30, 2006)		June 30, 2007)					March 31, 2007)
	(Yen	%	(Yen	%	(U.S.$	(Yen	Change	(Yen	%
Item	millions)		millions)		thousands)	millions)	(%)	millions)

Net sales	203,640	100.0	206,699	100.0	1,680,480	3,059	1.5	862,025	100.0
Cost of sales	147,857	72.6	150,632	72.9	1,224,651	2,775	1.9	622,819	72.3
Gross profit	55,783	27.4	56,067	27.1	455,829	284	0.5	239,206	27.7
Selling, general and administrative expenses	37,768	18.6	39,938	19.3	324,699	2,170	5.7	159,106	18.4
Restructuring cost	—	—	—	—	—	—	—	510	0.1
Operating income	18,015	8.8	16,129	7.8	131,130	(1,886)	-10.5	79,590	9.2

Other income (deductions):
Interest and dividend income	1,292		2,440		19,837	1,148		7,025
Interest expense	(42)		(28)		(227)	14		(200)
Foreign exchange gain (loss)	(1,534)		1,635		13,293	3,169		973
Other-net	218		5		40	(213)		1,277
Total other income (deductions)	(66)	-0.0	4,052	2.0	32,943	4,118	—	9,075	1.1

Income before income taxes	17,949	8.8	20,181	9.8	164,073	2,232	12.4	88,665	10.3

Income taxes	4,501	2.2	4,051	2.0	32,935	(450)	-10.0	16,985	2.0

Income before minority interests	13,448	6.6	16,130	7.8	131,138	2,682	19.9	71,680	8.3

Minority interests	172	0.1	108	0.0	878	(64)	-37.2	1,555	0.2

Net income	13,276	6.5	16,022	7.8	130,260	2,746	20.7	70,125	8.1

NOTES:
1.	Above statements of income is unaudited by independent accountant.
2.	U.S.$1=Yen 123, for convenience only.

TDK Corporation Consolidated 1Q of FY March 2008(U.S. GAAP)
6) Statements of stockholders’ equity

(Yen millions)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

1Q of FY2007 (April 1, 2006 - June 30, 2006)
Balance at beginning of period	32,641	63,237	17,517	618,259	(21,946)	(7,289)	702,419

Non-cash compensation charges under a stock option plans		92					92
Cash dividends				(6,613)			(6,613)
Transferred to legal reserve			511	(511)			—
Comprehensive income:
Net income				13,276			13,276
Foreign currency translation adjustments					(5,212)		(5,212)
Minimum pension liability adjustments					593		593
Net unrealized gains (losses) on securities					(733)		(733)

Total comprehensive income							7,924

Acquisition of treasury stock						(4)	(4)
Exercise of stock option				(72)		377	305

Balance at end of period	32,641	63,329	18,028	624,339	(27,298)	(6,916)	704,123

1Q of FY2008 (April 1, 2007 - June 30, 2007)
Balance at beginning of period (as previously reported)	32,641	63,695	18,844	671,350	(17,846)	(5,972)	762,712

Non-cash compensation charges under a stock option plans		50					50
Cash dividends				(7,946)			(7,946)
Transferred to legal reserve			(20)	20			—
Comprehensive income:
Net income				16,022			16,022
Foreign currency translation adjustments					16,836		16,836
Pension liability adjustments					(223)		(223)
Net unrealized gains (losses) on securities					297		297

Total comprehensive income							32,932

Acquisition of treasury stock						(39,232)	(39,232)
Exercise of stock option		(39)		(287)		1,061	735

Balance at end of period	32,641	63,706	18,824	679,159	(936)	(44,143)	749,251

(U.S.$ thousands)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

1Q of FY2008
(April 1, 2007 - June 30, 2007)
Balance at beginning of period (as previously reported)	265,374	517,846	153,204	5,458,130	(145,090)	(48,553)	6,200,911

Non-cash compensation charges under a stock option plans		406					406
Cash dividends				(64,602)			(64,602)
Transferred to legal reserve			(163)	163			—
Comprehensive income:
Net income				130,260			130,260
Foreign currency translation adjustments					136,878		136,878
Pension liability adjustments					(1,813)		(1,813)
Net unrealized gains (losses) on securities					2,415		2,415

Total comprehensive income							267,740

Acquisition of treasury stock						(318,959)	(318,959)
Exercise of stock option		(317)		(2,333)		8,626	5,976

Balance at end of period	265,374	517,935	153,041	5,521,618	(7,610)	(358,886)	6,091,472

Notes:
     1. Above statements of stockholders’ equity is unaudited by independent accountant.
     2. U.S.$1=Yen 123, for convenience only.

TDK Corporation Consolidated 1Q of FY March 2008(U.S. GAAP)
7) Statements of cash flows

Term	1Q of FY2007	1Q of FY2008		FY2007
	(April 1, 2006 -			(April 1, 2006 -
	June 30, 2006)	(April 1, 2007 - June 30, 2007)		March 31, 2007)
Item	(Yen millions)	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Cash flows from operating activities:
Net income	13,276	16,022	130,260	70,125
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,115	16,153	131,325	65,337
Loss on disposal of property and equipment	(6)	175	1,423	2,649
Deferred income taxes	(292)	(132)	(1,073)	(1,878)
Loss (gain) on securities, net	—	—	—	212
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease in trade receivables	10,196	2,737	22,252	11,241
Decrease (increase) in inventories	(3,298)	(10,374)	(84,342)	892
Increase (decrease) in trade payables	2,059	3,077	25,016	(5,272)
Decrease in accrued expenses	(6,442)	(3,565)	(28,984)	(7,068)
Increase (decrease) in income taxes payables, net	(1,798)	(4,239)	(34,463)	4,004
Increase (decrease) in retirement and severance benefits, net	190	604	4,911	(74)
Other-net	1,575	1,820	14,797	5,315

Net cash provided by operating activities	30,575	22,278	181,122	145,483

Cash flows from investing activities:
Capital expenditures	(16,093)	(22,170)	(180,244)	(70,440)
Proceeds from sale of short-term investments	—	5,025	40,854	20,046
Payment for purchase of short-term investments	—	(18,853)	(153,277)	(31,089)
Proceeds from sale and maturity of investments in securities	—	—	—	23
Payment for purchase of investments in securities	(1,348)	(2,793)	(22,707)	(3,638)
Proceeds from sale of property, plant and equipment	1,089	334	2,715	3,678
Acquisition of minority interests	—	—	—	(6)
Other-net	(125)	(55)	(447)	(62)

Net cash used in investing activities	(16,477)	(38,512)	(313,106)	(81,488)

Cash flows from financing activities:
Proceeds from long-term debt	7	—	—	—
Repayment of long-term debt	(36)	(116)	(943)	(2,143)
Increase (decrease) in short-term debt, net	(2,191)	(324)	(2,634)	(1,456)
Proceeds from exercise of stock options	305	774	6,293	1,159
Cash paid to acquire treasury stock	(4)	(39,232)	(318,959)	(32)
Dividends paid	(6,613)	(7,946)	(64,602)	(13,230)
Other-net	(44)	(44)	(358)	(160)

Net cash used in financing activities	(8,576)	(46,888)	(381,203)	(15,862)

Effect of exchange rate changes on cash and cash equivalents	(1,814)	8,048	65,431	2,019
Net increase (decrease) in cash and cash equivalents	3,708	(55,074)	(447,756)	50,152
Cash and cash equivalents at beginning of period	239,017	289,169	2,350,967	239,017
Cash and cash equivalents at end of period	242,725	234,095	1,903,211	289,169

Notes:
     1. Above statements of cash flows is unaudited by independent accountant.
     2. U.S.$1=Yen 123, for convenience only.

TDK Corporation Consolidated 1Q of FY March 2008(U.S. GAAP)
(Notes)
1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.

2.	As of June 30, 2007, TDK had 87 subsidiaries (19 in Japan and 68 overseas). TDK also had 6 affiliates (4 in Japan and 2 overseas) whose financial statements are accounted for by the equity method.

3.	In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 establishes the threshold for recognizing the benefits of tax-return positions in the consolidated financial statements as “more-likely-than-not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. FIN 48 is effective for fiscal years beginning after December 15, 2006. TDK is currently evaluating the effect that the adoption of FIN 48 will have on TDK’s consolidated financial position and results of operations.

TDK Corporation Consolidated 1Q of FY March 2008(U.S. GAAP)
8) Segment Information
     The following industry and geographic segment information are required by the Japanese Securities Exchange Law.
1. Industry segment information

Term	1Q of FY2007		1Q of FY2008					FY2007
	(April 1, 2006 -							(April 1, 2006 -
	June 30, 2006)		(April 1, 2007 - June 30, 2007)			Change		March 31, 2007)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)	(Yen millions)	%

Electronic materials and components
Net sales	180,131	100.0	185,446	100.0	1,507,691	5,315	3.0	758,821	100.0
External sales	180,131		185,446		1,507,691	5,315	3.0	758,821
Intersegment	—		—		—	—	—	—
Operating expenses	160,478	89.1	167,834	90.5	1,364,504	7,356	4.6	677,046	89.2

Operating income	19,653	10.9	17,612	9.5	143,187	(2,041)	-10.4	81,775	10.8

Recording media
Net sales	23,509	100.0	21,253	100.0	172,789	(2,256)	-9.6	103,204	100.0
External sales	23,509		21,253		172,789	(2,256)	-9.6	103,204
Intersegment	—		—		—	—	—	—
Operating expenses	25,147	107.0	22,736	107.0	184,846	(2,411)	-9.6	105,389	102.1

Operating income (loss)	(1,638)	-7.0	(1,483)	-7.0	(12,057)	155	9.5	(2,185)	-2.1

TOTAL
Net sales	203,640	100.0	206,699	100.0	1,680,480	3,059	1.5	862,025	100.0
External sales	203,640		206,699		1,680,480	3,059	1.5	862,025
Intersegment	—		—		—	—	—	—
Operating expenses	185,625	91.2	190,570	92.2	1,549,350	4,945	2.7	782,435	90.8

Operating income	18,015	8.8	16,129	7.8	131,130	(1,886)	-10.5	79,590	9.2

Notes:

1.U.S.$1=Yen 123, for convenience only.
2.Electronic materials and components products :
Multilayer ceramic chip capacitors, Rare-earth magnets, Inductors, Switching power supplies, HDD heads, Organic EL displays
Recording media products :
Audio tapes, Video tapes, CD-Rs, MDs, DVDs, Tape-based data storage media for computers
2. Geographic segment information

	Term	1Q of FY2007		1Q of FY2008					FY2007
		(April 1, 2006 -		(April 1, 2007 -			Change		(April 1, 2006 -
		June 30, 2006)		June 30, 2007)					March 31, 2007)
Region		(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)	(Yen millions)%

Japan	Net sales	93,408	100.0	99,785	100.0	811,260	6,377	6.8	397,147	100.0

	Operating income	6,362	6.8	9,454	9.5	76,862	3,092	48.6	31,277	7.9

Americas	Net sales	27,464	100.0	27,212	100.0	221,236	(252)	-0.9	111,689	100.0

	Operating income	2,053	7.5	621	2.3	5,049	(1,432)	-69.8	7,869	7.0

Europe	Net sales	19,088	100.0	18,318	100.0	148,927	(770)	-4.0	84,329	100.0

	Operating income (loss)	(1,085)	-5.7	(498)	-2.7	(4,049)	587	54.1	(3)	-0.0

Asia and	Net sales	136,548	100.0	142,860	100.0	1,161,463	6,312	4.6	572,979	100.0

others	Operating income	9,929	7.3	6,600	4.6	53,658	(3,329)	-33.5	41,515	7.2

Intersegment	Net sales	72,868		81,476		662,406	8,608		304,119

eliminations	Operating income (loss)	(756)		48		390	804		1,068

Total	Net sales	203,640	100.0	206,699	100.0	1,680,480	3,059	1.5	862,025	100.0

	Operating income	18,015	8.8	16,129	7.8	131,130	(1,886)	-10.5	79,590	9.2

Notes:
     1.Net sales in each geographic area are based on the location of TDK entities where the sales are generated.
     2.U.S.$1=Yen 123, for convenience only.
3. Sales by region

Term	1Q of FY2007		1Q of FY2008					FY2007
	(April 1, 2006 -		(April 1, 2007 -			Change		(April 1, 2006 -
	June 30, 2006)		June 30, 2007)					March 31, 2007)
Region	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)	(Yen millions)	%

Americas	24,519	12.0	24,735	12.0	201,097	216	0.9	103,124	11.9
Europe	19,021	9.4	18,010	8.7	146,423	(1,011)	-5.3	83,545	9.7
Asia and others	119,119	58.5	125,011	60.5	1,016,350	5,892	4.9	504,004	58.5
Overseas sales total	162,659	79.9	167,756	81.2	1,363,870	5,097	3.1	690,673	80.1

Japan	40,981	20.1	38,943	18.8	316,610	(2,038)	-5.0	171,352	19.9

Net sales	203,640	100.0	206,699	100.0	1,680,480	3,059	1.5	862,025	100.0

Notes:
     1.Overseas sales are based on the location of the customers.
     2.U.S.$1=Yen 123, for convenience only.

TDK Corporation Consolidated 1Q of FY March 2008(U.S. GAAP)
9) Supplementary Information (Consolidated)
Exchange rates used for conversion

Term	1Q of FY2007		1Q of FY2008
	April 1, 2006 —		April 1, 2007 —
	June 30, 2006		June 30, 2007
Item	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen

Average rate for the period	114.50	143.82	120.82	162.75

The end of the period	115.24	146.00	123.26	165.64

Overseas sales by division

Term	1Q of FY2007		1Q of FY2008			FY2007
	April 1, 2006 —		April 1, 2007 —			April 1, 2006 —
	June 30, 2006		June 30, 2007		Change(%)	March 31, 2007
	Amount	Ratio to	Amount	Ratio to		Amount	Ratio to
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)		(Yen millions)	sales (%)

Electronic materials and components	144,725	71.1	151,827	73.5	4.9	611,932	71.0
Electronic materials	34,270	16.8	37,436	18.1	9.2	145,548	16.9
Electronic devices	28,973	14.2	33,351	16.2	15.1	125,930	14.6
Recording devices	72,390	35.6	69,640	33.7	-3.8	299,772	34.8
Other electronic components	9,092	4.5	11,400	5.5	25.4	40,682	4.7
Recording media	17,934	8.8	15,929	7.7	-11.2	78,741	9.1

Overseas sales	162,659	79.9	167,756	81.2	3.1	690,673	80.1